G.distributors, LLC.

One Corporate Center

Rye, New York 10580-1422

January 24, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Laura Hatch

Re:	Gabelli Equity Series Funds, Inc (File Nos. 33-41913 and 811-06367), Post-Effective Amendment No. 30 on Form N-1A (the “Amendment”)

Dear Ms. Hatch:

In accordance with Rule 461 and paragraph (a)(3) of Rule 485 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of Gabelli Equity Series Funds, Inc that the effective date of Amendment No. 30 be accelerated in order that it may become effective on January 27, 2012, or as soon as practicable thereafter.

Sincerely,

G.DISTRIBUTORS, LLC

By:	/s/ Agnes Mullady
Agnes Mullady
CEO